Montgomery, McCracken, Walker & Rhoads, llp

attorneys at law

Terrance James Reilly

Admitted in Pennsylvania, New Jersey

123 South Broad Street
Avenue of the Arts
Philadelphia, PA 19109-1029
215-772-1500
Fax 215-772-7620Direct Dial
215-772-7318

treilly@mmwr.com

March 8, 2011

VIA EDGAR TRANSMISSION

Kimberly A. Browning – Senior Counsel

U. S. Securities and Exchange Commission

Division of Investment Management, Office of Disclosure and Review

100 F Street, N.E.

Washington, D.C.  20549

Re:

Philadelphia Investment Partners New Generation Fund – File Nos.  333-165401 and 811-22395

Dear Ms. Browning:

On March 11, 2010, Philadelphia Investment Partners New Generation Fund (the “Trust”) filed with the U. S. Securities and Exchange Commission (the “Commission”) a Registration Statement on Form N-1A.  The Registration Statement applies to the Trust’s one series of shares, also known as Philadelphia Investment Partners New Generation Fund (the “Fund”).  On May 3, 2010, the Trust received a comment letter from you, Kimberly A. Browning of the Division of Investment Management, Office of Disclosure and Review, providing the Staff’s comments and requested changes to the registration statement.  In response to that comment letter, the Trust filed Pre-Effective Amendment No. 1 to its Registration Statement on Form N-1A (“PEA No. 1”) on August 5, 2010.

On November 22, 2010, the Trust’s former counsel, Robert Elwood of Cipperman & Company LLC, received verbal comments on PEA No. 1 in a telephone call from you.  In response to those additional comments, the Trust filed Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A (“PEA No. 2”) on March 4, 2011.  PEA No. 2 was filed to: (i) complete the disclosures concerning the Fund as contained in the Trust’s previous filings; (ii) file the seed audit financial information for the Fund; (iii) add appropriate exhibits and consents; and (iv) respond to the comments from the Commission received on November 22, 2010.

The Staff’s comments are in italics with the Trust’s responses below each comment.

1.

The Staff asked us to simplify the sentence comprising the “Investment Goals” section.

The change you requested has been made.  Conforming changes were made throughout the document.

2.

The Staff asked us to confirm that the Fund has no deferred sales load.  We confirmed during the call that it does not.

The Fund does not currently have any deferred sales load.

3.

The Staff inquired whether the Fund had a 12b-1 plan.  We confirmed during the call that it does not.

The Fund does not have any distribution (i.e., Rule 12b-1) plan.  The Fund does have a shareholder services plan.  A copy of the shareholder services plan has been filed as an exhibit to PEA No. 2.

4.

We had a discussion with Ms. Browning regarding the Fund’s expenses relating to short sales.  If the Fund expects such expenses to exceed 0.01% per year, we should add a line item after “Other Expenses” in the fee table describing the amount.  If the Fund does not expect such expenses to exceed 0.01% per year, the Staff asked us to prepare a written representation to that effect in our correspondence.

The change you requested has been made.  The appropriate line has been added to the Fund’s expense table.

5.

The Staff asked if there were any exclusions from the fee waiver.  If there are no such exclusions, then Ms. Browning would like us to confirm that in writing.  If there are any such exclusions, then we will need to add relevant disclosure to the second footnote.

The change you requested has been made to the footnote.  The Fund’s investment adviser, Philadelphia Investment Partners, LLC (the “Investment Adviser”), excludes from the fee waiver taxes, interest, litigation, short sale dividends and financing costs associated with the use of the cash proceeds on securities sold short, extraordinary expenses, and brokerage and other transaction expenses relating to the purchase or sale of portfolio investments.

6.

We discussed recoupment rights regarding the fee waiver with Ms. Browning.  If there are any recoupment rights, we need to disclose that in footnote 2 and change the wording of our arrangement so as not to use the word “waiver” at any point in the documents.  If there are no recoupment rights, then we should make a written representation to that effect in our correspondence.

The changes you requested have been made.

The Fund does have an expense limitation agreement in place.  To the extent that the Investment Adviser reduces its fees and/or reimburses expenses to satisfy the expense limitation, it may seek repayment of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were reduced or reimbursed, subject to the 1.96% expense cap.

The term “waiver” with respect to the expense limitation agreement has been deleted throughout the documents.

7.

The Staff asked us to confirm that the costs of any underlying investment funds were less than 1 basis point per year.

The Investment Adviser has confirmed that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more underlying investment funds are projected to be less than 0.01% (i.e., one basis point) so that the caption “Acquired Fund Fees and Expenses” is not required in the fee table at this time.

8.

The Staff asked us to clarify that the Fund will not borrow any money to implement its 130/30 strategy.  We will need to address this in both the registration statement and our correspondence.

The Fund does not intend to borrow money to purchase additional securities in implementing its 130/30 strategy.

9.

The Staff had a broad comment, which affects several parts of the registration statement, including the “Principal Investment Strategies” section in the summary part of the Prospectus and the “Principal Investment Strategy” section of “Item No. 9” (just after the summary section).  Specifically, the Staff would like us to provide more information about how the Investment Adviser decides to buy and sell investments.  We noted that the “Item No. 9” disclosure states “The Fund utilizes fundamental, bottom-up style research with a quantitative overlay to establish a portfolio of both long and short positions.”  Ms. Browning responded that she would like more information about the specifics, particularly the quantitative overlay.  We noted that certain aspects of this may be confidential.

The change you requested has been made.  The disclosure was deleted in its entirety from Item No. 4, since such disclosure is not required by Item No. 4.  The disclosure is now found under Item No. 9.  The revised disclosure is contained in the fifth paragraph under the heading entitled “Principal Investment Strategy” found under the section entitled “PRINCIPAL INVESTMENT OBJECTIVE, STRATEGIES AND RISKS.”

10.

The Staff requested that we delete the final sentence of the second paragraph of the “Principal Investment Strategies” section in the summary part of the Prospectus.  That sentence addresses risks of possible future regulatory bans on short selling.

The change you requested has been made.

11.

The Staff noted that it appears that the Fund has two strategies to deal with unusual or adverse market conditions.  In the first case, the Fund might vary from its goal of being long 120% to 140% and short 20% to 40% (see the second paragraph of the “Principal Investment Strategies” section in the summary part of the Prospectus).  In the second case, the Fund may invest in cash equivalents (see the sixth paragraph of the “Principal Investment Strategies” section in the summary part of the Prospectus).  I explained the circumstances in which each case might apply.  Ms. Browning agreed to discuss our situation with her Branch Chief.

There are not two separate strategies to deal with unusual or adverse market conditions.  Under normal market conditions, the Fund’s long positions may range from 120% to 140% and its short positions may range from 20% to 40% of its assets.  This variance from its 130/30 targets, depends on the relative performance of the Investment Adviser’s securities selections and the availability of attractive investment opportunities.  Such ranges are typical of mutual funds employing a long/short strategy.  The language has been altered to clarify this point.

The Fund may hold cash or invest in cash equivalents for short-term investments.  The Fund would do this for temporary defensive purposes, or for monies awaiting investment in portfolio securities.

12.

The Staff asked if the Fund expects to invest in equity securities other than common stock (e.g., preferred stocks, convertible securities, and warrants) in an amount equal to or exceeding 20% of the Fund’s assets.  If the answer is no, Ms. Browning asked us to amend the final sentence of the third paragraph of the “Principal Investment Strategies” section in the summary part of the Prospectus.  That sentence refers in passing to various types of equity securities including preferred stocks, convertible securities, and warrants.

No change was made.  The Investment Adviser does intend to invest in equity securities other than common stocks, and such securities could, at times, exceed 20% of the Fund’s investment portfolio.

13.

The Staff asked the Fund to add its description of investing 75% in the US and 25% outside the US to the “Principal Investment Strategies” section in the summary part of the Prospectus.  Currently, that information is only in the “Item No. 9” disclosure.

The change you requested has been made.

14.

The Staff asked if the Fund expects to invest in options in an amount that is equal to or exceeds 20% of the Fund’s assets.  If the answer is no, Ms. Browning asked us to remove or edit the fifth paragraph of the “Principal Investment Strategies” section in the summary part of the Prospectus.  That paragraph deals with options.

The change you requested has been made.  The Fund does not currently invest in options or futures in an amount that exceeds 20% so the disclosure has been removed from the Item No. 4 section.  It is discussed under the Item No. 9 disclosure.

15.

At the end of the “Principal Investment Strategies” section in the summary part of the Prospectus, there is a statement that the Fund “expects to” engage in active and frequent trading.  The Staff asked us to change the wording to read that the Fund “will” engage in active and frequent trading.  There were several other instances in which the Staff made similar requests.

The change you requested has been made.

16.

The Staff asked us to add subheadings to the “Principal Risks” section.

The changes you requested have been made.

17.

The Staff suggested that we move the text focusing on risks of possible future regulatory restrictions on short selling that had been in the second paragraph of the “Principal Investment Strategies” section in the summary part of the Prospectus to the “Principal Risks” section.

The change you requested has been made under the risk entitled “Regulatory Risk.”

18.

The Staff suggested we move the paragraph on growth or value strategy that is currently in the “Principal Risks” section to the “Principal Investment Strategies” section.

This section has been deleted in its entirety since the Fund does not invest in issuers with regards to a specific “growth” or “value” strategy.  Item No. 9 specifically states that a negative strategy is not a principal investment strategy.  A conforming change was made throughout the documents.

19.

The Staff asked us to remove the paragraph on the 130/30 strategy from the “Principal Risks” section.

The change you requested has been made.

20.

In the fourth sentence of the fifth paragraph of the “Principal Risks” section, we agreed to remove the phrase “or for other reasons”.

The change you requested has been made under the risk entitled “Long/Short Risk.”

21.

In the fifth sentence of the fifth paragraph of the “Principal Risks” section, we agreed to change the phrase “also may” be required to pay a premium to “will” be required to pay a premium.

The change you requested has been made under the risk entitled “Long/Short Risk.”

22.

In the sixth paragraph of the “Principal Risks” section, we agreed to remove the final sentence.

The change you requested has been made under the risk entitled “Long/Short Risk.”

23.

The Staff asked us to rewrite the section dealing with unsponsored ADRs.  Instead of stating that the Fund will not invest in unsponsored ADRs, Ms. Browning would like us to state that the Fund will invest only in sponsored ADRs.  Ms. Browning also asked us to confirm in our response letter that the Fund will not be investing in unsponsored ADRs.  This also comes up on page 8 of the SAI.

The change you requested has been made under the risk entitled “Investments in American Depositary Receipts.”  Corresponding changes will be made throughout the documents.

The Fund will only invest in sponsored ADRs.

24.

Near the end of the “Principal Risks” section, there is a paragraph regarding the risks of derivatives.  The Staff asked if the only derivatives that the Fund will “principally” invest in are futures and options.  If so, Ms. Browning asked us to replace the word “derivatives” with “futures and options” in several spots in this section and in other sections (such as the “Investment Risks” section of the Prospectus and on page 12 of the SAI).

The change you requested has been made under the risk entitled “Options and Futures Risk.”  As discussed above under comment No. 14, the options and futures language has been moved into the Item No. 9 disclosure section.

25.

In the final paragraph of the “Principal Risks” section, the Staff asked us to remove the phrase “has experience managing private partnerships but.”

The change you requested has been made under the risk entitled “Lack of Experience of the Investment Adviser.”

26.

Many of the Staff’s comments regarding the “Principal Investment Strategy” section of “Item No. 9” (just after the summary section) are discussed above (see comment 9 (how the Investment Adviser decides to buy and sell investments) and comment 24 (derivatives)).  The Staff also noted that we need to adjust some defined terms in the second paragraph of this section.

The changes you requested above have been made, as noted, and conforming changes, as necessary, will be made throughout the documents, including the Item No. 9 disclosure and SAI disclosures.

27.

We discussed the Fund’s borrowing (see the eighth paragraph of the “Principal Investment Strategy” section of “Item No. 9”).  We agreed to remove the phrase “, and to address the timing issues”.  We also agreed to remove the final sentence.

The changes you requested have been made.

28.

The final paragraph of the “Principal Investment Strategy” section deals with possible changes to the Fund’s benchmark.  At first there was a suggestion that we remove the sentence that contemplates a change in the benchmark.  Later, there was a suggestion that we could leave that sentence in as long as we added language that shareholders will be notified of any such change.

We have added a statement that reads: “Shareholder will be notified in writing of any changes in the Fund’s primary benchmark.”

29.

In the “Investment Risks” section, there is a paragraph on derivatives, which presents the same issue described above (whether the Fund’s main derivatives exposure is futures and options).

References to “derivatives” have been changed to “options and futures.”

30.

In the “Foreign Currency Risk” sub-heading within the “Investment Risks” section, the Staff asked us to clarify (if this is in fact the case) that the Fund’s exposure to foreign currency risk will arise from its investments in foreign securities (rather than investing directly in foreign currencies or derivatives based on foreign currencies).

The change you requested has been made.  The Fund does not seek to use foreign currency transactions for investment purposes.  Instead, foreign currency transactions are employed to enable the Fund to settle non-U. S. dollar denominated transactions in the appropriate currency.

31.

In the final sentence of the “Buying shares” subheading under the “Your Investment” section, the Staff asked us to clarify that the Fund’s transfer agent is the only party authorized to receive orders on behalf of the Fund.  The Staff would like us to make a written representation in the response letter that the Fund has no designated financial intermediary pursuant to Rule 22(c)(1).  The same issue comes up on page 32 of the SAI.

The change you requested has been made.  Orders must be received by the Fund’s transfer agent.

At the present time, the Fund has no designated financial intermediaries.

32.

In the “Pricing of Fund shares” subheading under the “Your Investment” section, the Staff asked us to remove the phrase “or other official closing prices”, which appears in several spots.  Ms. Browning also asked us to remove that phrase from the rest of the registration statement if it appears elsewhere.

The change you requested has been made.

33.

In the second paragraph of the “Pricing of Fund shares” subheading under the “Your Investment” section, the Staff noted that there is a reference to “certain other thinly traded securities”, but there was nowhere else in the document any discussion about investing in thinly traded securities.  If the Fund does not expect to invest 20% or more of its assets in thinly traded securities, then we should remove this text.  If the Fund does expect to invest 20% or more of its assets in thinly traded securities, then we need to add disclosure elsewhere about the strategy and the related risks.

The change you requested has been made.  References to “thinly-traded securities” have been eliminated.

34.

The Staff asked us to specify in the Prospectus the days (such as holidays) that the Fund is closed.  This is already in the SAI and all that needs to be done is copying the text from the SAI and adding it to the Prospectus.

The change you requested has been made.  As per the Instructions to Item No. 11(a)(3) of Form N-1A, we have added language that the NAV will not be calculated on days when the NYSE is closed for trading.

35.

In the third paragraph of the “General Policies” section, the text currently states that the Fund may change, discontinue or suspend temporarily its exchange privilege.  The Staff asked us to add to this section that the Fund will provide 60 days of notice before doing so.

The Fund does not have an exchange privilege.  Accordingly, references through out the documents to “exchanges” were deleted.

36.

In the third paragraph of the “Frequent Purchases and Redemptions of Fund Shares” section, we describe the 2% transaction fee for sales or exchanges of Fund shares held fewer than 60 days.  The Staff asked us to add the words “of the sales price” after “2%” to clarify the amount of the fee.

The change you requested has been made; however, instead of the phrase “of the sales price,” we used the phrase, “of the redemption proceeds.”

37.

The Staff asked us to add a subheading before the section describing the Fund’s shareholder servicing fee.

The change you requested has been made.

38.

The Staff had a number of comments concerning the description of the Fund’s plans to borrow money as described in the SAI.  The upshot of those comments, following our discussions is as follows  :

•

We will make the restrictions on the Fund’s ability to borrow a non-fundamental restriction.

The change you requested has been made.  The Fund still has a fundamental investment limitation concerning borrowing, but such limitation has been re-drafted using standard industry language, and reflects that nothing in the fundamental investment limitation shall prohibit the Fund from engaging in options and futures transactions, or short sales in accordance with its investment objective and strategies.  The foot note has been deleted.  The new fundamental investment limitation is limitation No. 2.  The non-fundamental investment limitation limiting borrowings to 15% of the Fund’s assets has been deleted.

•

We will make a related change to the section dealing with the Fund’s ability to loan, pledge, mortgage, hypothecate, or otherwise encumber its assets.

The change you requested has been made.  The limitation has been re-drafted using standard industry language, and to reflect that the limitation on the Fund’s ability to loan, pledge, mortgage, hypothecate, or otherwise encumber its assets is not meant to prevent the Fund from engaging in short sales within the permissible limitations of the 1940 Act, nor is it meant to impact any collateral arrangements with respect to options, short sales, futures, or options on futures contracts.  The new fundamental investment limitation is limitation No. 3.

•

We will move the discussion on short sales, which is currently part of the fundamental restriction on borrowing, to a new enumerated section that focuses solely on short sales.

The change you requested has been made.  The new section is entitled “Principal Investment Strategies – Investment Techniques.”

•

We will rewrite the 1st footnote of the SAI to track precisely the statutory language.

What was formerly foot note No. 1 in the SAI discussing borrowings has been deleted in its entirety.  Borrowing, and the 1940 Act limitations with respect to borrowing, is discussed in a new section entitled “Borrowing Money,” found under “Non-Principal Investment Strategies – Investment Techniques.”

•

We will make corresponding changes in other places in the documents, such as page 11 of the SAI.

Corresponding changes have been made through out the SAI.

39.

The Staff asked us to add a fundamental restriction on senior securities.

The change you requested has been made.  Senior securities was added to fundamental investment limitation No. 2.

40.

The Staff asked us to add to the carve out from the “any one issuer” in fundamental restriction No. 7 a reference to other investment companies.

The change you requested has been made.

41.

The Staff asked us to clarify an ambiguity in the final sentence of non-fundamental restriction No. 1.  We may need to make a corresponding change in the Prospectus.

Non-fundamental investment limitation No. 1 has been deleted in its entirety.

42.

The Staff asked us to make more perfectly parallel the language in non-fundamental restriction No. 2 (illiquid securities) and in non-fundamental restriction No. 3 (borrowings).

Non-fundamental investment limitations No. 2 (illiquid securities) was re-drafted and is now non-fundamental investment limitation No. 1.  Non-fundamental investment limitations No. 3 (borrowings) was deleted in its entirety.

43.

The Staff asked us to delineate with headings or other means the principal and non-principal strategies and risks of the Fund in the section of the SAI entitled “The Fund’s Investments, Related Risks, and Limitations”.

The changes you requested have been made.  The initial section was re-titled “Principal Investment Strategies – Certain Portfolio Securities.”  A section was added on “Principal Investment Strategies – Investment Techniques.”  Non-principal strategies were similarly re-named.

44.

Near the bottom of page 7 there is a reference to the Fund’s investments in emerging markets that I believe should be deleted.

The changes you requested have been made.  References throughout the SAI to “emerging markets” have been deleted.

45.

On page 8 of the SAI there is language about unsponsored ADRs, which needs the edits set forth in comment No. 23 described above.

The change you requested has been made.

46.

On page 10 of the SAI, the Staff asked us to change the word “invest” to “hold” (in reference to illiquid securities).

The change you requested has been made.

47.

The Staff asked us to reformat the chart describing the directors on page 23 of the SAI.

The change you requested has been made.

48.

On page 47 of the SAI, the Staff asked us to describe in greater detail the contractual arrangements regarding disclosure (and non-disclosure) of portfolio holdings by service providers to the Fund.

The change you requested has been made under the first paragraph of the section entitled “Disclosure of Portfolio Holdings.”

49.

The word “show” near the top of page 49 should be changed to “should.”

Unfortunately, we were unable to find this language in the document.

* * *

I believe that this addresses all of the comments contained in your discussions with Mr. Elwood.  Questions concerning this matter may be directed to Terrance James Reilly at (215) 772-7318.

Very truly yours,

/s/Terrance James Reilly

Terrance James Reilly

cc:

Laura Anne Corsell, Esq.

Peter C. Zeuli